UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 7, 2012: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2012.

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2012

Marshall Islands – November 7, 2012 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2012.

Third Quarter 2012 Highlights:

•

Net loss of $0.8 million or $0.02 net loss per share basic and diluted on total net revenues of $13.4 million.  Adjusted net loss1 for the period was $0.6 million or $0.01 loss per share basic and diluted.

•

Adjusted EBITDA1 was $4.0 million.

•

An average of 15.00 vessels were owned and operated during the third quarter of 2012 earning an average time charter equivalent rate of $10,246 per day.

•

Declared a quarterly dividend of $0.015 per share for the third quarter of 2012 payable on or about December 11, 2012 to shareholders of record on December 4, 2012. This is the twenty-ninth consecutive quarterly dividend declared.

First Nine Months 2012 Highlights:

•

Net loss of $11.2 million or $0.30 net loss per share basic and diluted on total net revenues of $40.1 million.  Adjusted net loss1 for the period was $2.0 million, or $0.05 net loss per share basic and diluted.

•

Adjusted EBITDA1 was $12.3 million.

•

An average of 15.28 vessels were owned and operated during the first nine months of 2012 earning an average time charter equivalent rate of $10,373 per day.

•

Declared three quarterly dividends for a total of $0.075 per share during the first nine months of 2012.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the third quarter of 2012, the containership market continued being depressed with no boost in charter rates during the usual holiday-targeted seasonal uptick during September and October. Drybulk rates

___________________________

1  Adjusted EBITDA, Adjusted net loss and Adjusted loss per  share  are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

continued their downward slide during the quarter as well. While most of our containerships are chartered at the presently low market levels, our drybulk vessels benefit from previously entered charter contracts with higher rates well in 2013.

“Looking forward, we expect to continue facing a challenging rate environment as weaker world economic growth is projected for 2013 alongside with significant fleet supply growth.  This difficult operating environment comes along with opportunities to invest in vessels at very attractive valuations. We believe that our strong balance sheet and low leverage will allow us to not only manage the challenging year ahead but be in position to capitalize on investment opportunities as they appear to renew and expand our fleet.  In this context, our Board decided to declare a quarterly dividend of $0.015 per share which represents an annual yield of about 5.4% on the basis of our stock price on November 6, 2012.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2012 reflect the continued depressed state of the containership market while, at the same time, our overall results benefited from above market charter rates of our drybulk fleet. Overall, lower revenues during the third quarter of 2012 partly offset by lower drydocking expenses and lower derivative losses during the quarter as compared to the third quarter of 2011 resulted in a $0.8 million loss during the third quarter of 2012 compared to a $0.6 million net income during the third quarter of 2011.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, registered a decrease of about 1.4% during the third quarter of 2012 compared to the same quarter of last year and a decrease of about 0.2% for the nine month periods ended September 30, 2012 over the same period of 2011. Drydocking expenses expressed on a per vessel per day basis were lower by 71.6% in the nine month period of 2012 and 36.9% lower for the third quarter of 2012, respectively, as compared to the same periods in 2011. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of September 30, 2012, our outstanding debt was $65.0 million versus restricted and unrestricted cash of about $45.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $16 million, a number low enough to provide us with significant operational cash flow comfort. All our debt covenants were satisfied as of September 30, 2012.”

Third Quarter 2012 Results:

For the third quarter of 2012, the Company reported total net revenues of $13.4 million representing a 17.5% decrease over total net revenues of $16.2 million during the third quarter of 2011. The Company reported a net loss for the period of $0.8 million as compared to net income of $0.6 million for the third quarter of 2011. The results for the third quarter of 2012 include a $0.2 million net unrealized gain on derivatives and a $0.4 million realized loss on derivatives as compared to $1.0 million net unrealized loss on derivatives and trading securities and $0.1 million realized loss on derivatives for the same period of 2011.

Depreciation expenses for the third quarter of 2012 were $4.3 million, compared to the $4.6 million of the same period of 2011.  On average, 15.00 vessels were owned and operated during the third quarter of 2012 earning an average time charter equivalent rate of $10,246 per day compared to 16.00 vessels in the same period of 2011 earning on average $11,633 per day.

Adjusted EBITDA for the third quarter of 2012 was $4.0 million, a 39.9% decrease from $6.7 million achieved during the third quarter of 2011. Basic and diluted loss per share for the third quarter of 2012 was $0.02, calculated on 45,210,705 basic and diluted weighted average number of shares outstanding, compared to $0.02 earnings per share for the third quarter of 2011, calculated on 31,825,313 basic and 31,880,335 diluted weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the unrealized gain on derivatives and the realized loss on derivatives, the adjusted loss per share for the quarter ended September 30, 2012 would have been $0.01 per share basic and diluted compared to earnings of $0.05 per share for the quarter ended September 30, 2011. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Nine Months 2012 Results:

For the first nine months of 2012, the Company reported total net revenues of $40.1 million representing a 12.9% decrease over total net revenues of $46.0 million during the first nine months of 2011. The Company reported a net loss for the period of $11.2 million as compared to net income of $0.0 million for the first nine months of 2011. The results for the first nine months of 2012 include a $0.7 million unrealized gain on derivatives and realized gain on trading securities, a $1.3 million realized loss on derivatives and a $8.6 million loss on sale of vessel as compared to a $1.1 million unrealized loss on derivatives and trading securities, a $0.6 million net realized loss on derivatives and $1.3 million amortization of time charters acquired, for the same period of 2011.

Depreciation expenses for the first nine months of 2012 were $13.1 million compared to $13.8 million during the same period of 2011.  On average, 15.28 vessels were owned and operated during the first nine months of 2012 earning an average time charter equivalent rate of $10,373 per day compared to 16.00 vessels in the same period of 2011 earning on average $11,356 per day.

Adjusted EBITDA for the first nine months of 2012 was $12.3 million, a 20.0% decrease from $15.4 million achieved during the first nine months of 2011. Please see below for Adjusted EBITDA reconciliation to net income/(loss) and cash flow provided by operating activities.

Basic and diluted net loss per share for the first nine months of 2012 were $0.30, calculated on 36,806,388 weighted average number of shares outstanding basic and diluted, respectively, compared to basic and diluted earnings per share of $0.00 for the first nine months of 2011, calculated on 31,769,312 and 31,792,558 weighted average number of shares outstanding basic and diluted, respectively.

Excluding the effect on the loss for the first nine months of 2012 of the unrealized gain on derivatives, realized gain on trading securities and realized loss on derivatives and the loss on sale of vessel, the adjusted loss per share for the nine-month period ended September 30, 2012 would have been $0.05 per share basic and diluted compared to earnings of $0.01 per share basic and diluted for the same period in 2011. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-13	$10,300
MONICA P	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING	1	22,568	950	1990	TC ‘til Mar-13	$8,600
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Dec-12	$5,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Dec-12	$6,500
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Mar-13	$7,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Mar-13 +12 months in Charterers Option	$7,000 $12,000
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS,)	Handy size	23,596	1,599	1993	TC ‘till Dec -12	$6,000
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Feb-13	$6,000
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Mar-13	$6,950
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Apr-13 + 6 months in Charterers Option	$6,725 $13,500
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

 (*) Dates indicate earliest re-delivery of the vessels

Summary Fleet Data:

	3 months, ended September 30, 2011	3 months, ended September 30, 2012	9 months, ended September 30, 2011	9 months, ended September 30, 2012
FLEET DATA
Average number of vessels (1)	16.00	15.00	16.00	15.28
Calendar days for fleet (2)	1,472.0	1,380.0	4,368.0	4,186.0
Scheduled off-hire days incl. laid-up (3)	25.5	13.1	110.2	16.1
Available days for fleet (4) = (2) - (3)	1,446.5	1,366.9	4,257.8	4,169.9
Commercial off-hire days (5)	-	13.5	48.0	205.8
Operational off-hire days (6)	4.5	6.6	12.4	21.2
Voyage days for fleet (7) = (4) - (5) - (6)	1,442.0	1,346.8	4,197.4	3,942.9
Fleet utilization (8) = (7) / (4)	99.7%	98.5%	98.6%	94.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	99.0%	98.9%	95.1%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	99.5%	99.7%	99.5%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	11,633	10,246	11,356	10,373

Vessel operating expenses excl. drydocking expenses (12)	5,805	5,491	5,573	5,407
General and administrative expenses (13)	429	653	507	659
Total vessel operating expenses (14)	6,234	6,144	6,080	6,066
Drydocking expenses (15)	377	238	648	184

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Thursday, November 8, 2012 at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the U.S.). Please quote “Euroseas”.

A replay of the conference call will be available until November 15, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Third Quarter and First Nine months 2012 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2011	2012	2011	2012

Revenues
Voyage revenue	16,953,677	13,963,059	48,027,265	41,978,935
Related party revenue	60,493	60,000	179,507	180,000
Commissions	(801,651)	(641,529)	(2,159,006)	(2,065,710)
Net revenues	16,212,519	13,381,530	46,047,766	40,093,225

Operating expenses
Voyage expenses	179,202	163,918	397,475	1,100,789
Vessel operating expenses	7,065,924	6,374,860	19,953,664	18,891,944
Drydocking expenses	554,355	328,032	2,831,309	770,648
Depreciation	4,587,139	4,283,094	13,761,417	13,102,514
Management fees	1,478,864	1,202,281	4,389,488	3,741,738
Other general and administrative expenses	630,904	901,233	2,215,435	2,759,194
Net loss on sale of vessel	-	-	-	8,568,234
Other income	(470,552)	(101,500)	(733,552)	(254,604)
Total operating expenses	14,025,836	13,151,918	42,815,236	48,680,457

Operating income/(loss)	2,186,683	229,612	3,232,530	(8,587,232)

Other income/(expenses)
Interest and finance cost	(521,043)	(475,589)	(1,649,736)	(1,504,102)
Loss on derivatives, net	(1,061,739)	(213,608)	(1,496,829)	(636,141)
(Loss)/gain on trading securities	(84,790)	-	(204,556)	20,373
Foreign exchange (loss)/gain	(7,620)	(5,906)	(29,165)	10,379
Interest income	70,206	131,028	182,297	292,395
Other expenses, net	(1,604,986)	(564,075)	(3,197,989)	(1,817,096)
Equity loss in joint venture	(6,550)	(491,960)	(22,898)	(776,411)
Net income / (loss)	575,147	(826,423)	11,643	(11,180,739)
Earnings (loss), per share[1], basic	0.02	(0.02)	0.00	(0.30)
Weighted average number of shares[1], basic	31,825,313	45,210,705	31,769,312	36,806,388
Earnings (loss), per share[1], diluted	0.02	(0.02)	0.00	(0.30)
Weighted average number of shares[1], diluted	31,880,335	45,210,705	31,792,558	36,806,388

______________________________

1The earnings/loss per share and the weighted average number of shares, basic and diluted, have been adjusted retroactively for all periods presented to give effect to the bonus element of the shares associated with the rights offering which expired on June 15, 2012.

Euroseas Ltd.

Unaudited Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2011	September 30, 2012

ASSETS
Current Assets:
Cash and cash equivalents	31,204,863	35,864,580
Trade accounts receivable	1,370,886	1,828,161
Other receivables, net	2,324,131	2,399,279
Inventories	2,606,535	1,726,445
Due from related party	208,704	4,292,596
Restricted cash	870,111	1,592,061
Trading securities	27,473	-
Prepaid expenses	264,884	371,632
Total current assets	38,877,587	48,074,754

Fixed assets:
Vessels, net	237,063,878	211,217,840
Long-term assets:
Restricted cash	5,050,000	7,900,000
Deferred charges, net	697,951	350,110
Investment in joint venture	14,458,752	17,432,341
Total long-term assets	257,270,581	236,900,291
Total assets	296,148,168	284,975,045

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,332,000	15,987,000
Trade accounts payable	1,886,766	2,292,843
Accrued expenses	1,659,594	1,393,991
Accrued dividends	47,525	63,854
Deferred revenue	2,268,038	1,210,194
Derivatives	1,907,088	1,731,998
Total current liabilities	21,101,011	22,679,880

Long-term liabilities:
Long term debt, net of current portion	61,581,000	49,032,000
Derivatives	1,544,409	1,085,079
Total long-term liabilities	63,125,409	50,117,079
Total liabilities	84,226,420	72,796,959

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 45,210,705 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	935,017 -	1,356,322 -
Additional paid-in capital	236,843,470	251,608,075
Accumulated deficit	(25,856,739)	(40,786,311)
Total shareholders' equity	211,921,748	212,178,086
Total liabilities and shareholders' equity	296,148,168	284,975,045

Euroseas Ltd.

Unaudited Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2011	2012

Cash flows from operating activities:
Net income/(loss)	11,643	(11,180,739)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	13,761,417	13,102,514
Amortization of deferred charges	110,632	104,449
Amortization of fair value of time charters	(1,318,211)	-
Losses in investment in joint venture	22,898	776,411
Share-based compensation	411,293	517,731
Unrealized loss / (gain) on derivatives, net	945,628	(634,420)
Loss on sale of vessel	-	8,568,234
Loss / (gain) on trading securities	204,556	(20,373)
Proceeds from sale of trading securities	-	47,846
Changes in operating assets and liabilities	(3,821,807)	(4,865,896)
Net cash provided by operating activities	10,328,049	6,415,757

Cash flows from investing activities:
Contribution to joint venture	-	(3,750,000)
Proceeds from sale of a vessel	-	4,250,843
Insurance proceeds	1,793,832	-
Change in restricted cash	(459,108)	(3,571,950)
Net cash provided by/(used in) investing activities	1,334,724	(3,071,107)

Cash flows from financing activities:
Dividends paid	(6,239,217)	(3,732,503)
Proceeds from shares issued	-	15,237,303
Offering expenses paid	-	(295,733)
Loan arrangements fees paid	(220,000)	-
Repayment of long-term debt	(9,969,000)	(9,894,000)
Net cash (used in)/provided by financing activities	(16,428,217)	1,315,067

Net (decrease)/increase in cash and cash equivalents	(4,765,444)	4,659,717
Cash and cash equivalents at beginning of period	34,273,518	31,204,863
Cash and cash equivalents at end of period	29,508,074	35,864,580

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Net income / (loss)	575,147	(826,423)	11,643	(11,180,739)
Interest and finance costs, net (incl. interest income)	450,837	344,561	1,467,439	1,211,707
Depreciation	4,587,139	4,283,094	13,761,417	13,102,514
Net loss on sale of vessel	-	-	-	8,568,234
Loss on derivatives, net	1,061,739	213,608	1,496,829	636,141
Amortization of deferred revenue of below market time charter acquired	-	-	(1,318,211)	-
Adjusted EBITDA	6,674,862	4,014,840	15,419,117	12,337,857

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Net cash flow provided by operating activities	4,790,866	243,126	10,328,049	6,415,757
Changes in operating assets / liabilities	1,494,098	3,724,804	3,821,807	4,865,896
Loss on derivatives, realized	116,798	419,766	551,202	1,270,560
Proceeds from sale of trading securities, gain on trading securities and equity loss in joint venture	(91,340)	(491,960)	(227,454)	(803,883)
Share-based compensation	(52,214)	(191,235)	(411,293)	(517,731)
Interest, net	416,654	310,339	1,356,806	1,107,258
Adjusted EBITDA	6,674,862	4,014,840	15,419,117	12,337,857

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain / loss in derivatives, loss on sale of vessel and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

 (All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
Net income / (loss)	575,147	(826,423)	11,643	(11,180,739)
Unrealized loss / (gain) on derivatives, net	944,941	(206,158)	945,628	(634,420)
Unrealized loss on trading securities	84,790	-	204,556	-
Realized gain on trading securities	-	-	-	(20,373)
Realized loss on derivatives	116,798	419,766	551,202	1,270,560
Amortization of deferred revenue of below market time charter acquired	-	-	(1,318,211)	-
Loss on sale of vessel	-	-	-	8,568,234
Adjusted net income/ (loss)	1,721,676	(612,815)	394,818	(1,996,738)
Adjusted net income/(loss) per share, basic	0.05	(0.01)	0.01	(0.05)
Weighted average number of shares, basic	31,825,313	45,210,705	31,769,312	36,806,388
Adjusted net income/(loss) per share, diluted	0.05	(0.01)	0.01	(0.05)
Weighted average number of shares, diluted	31,880,335	45,210,705	31,792,558	36,806,388

Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share Reconciliation:

Euroseas Ltd. considers Adjusted Net Income/(loss) to represent net earnings before gain / loss in derivatives, amortization of deferred revenues from above or below market time charters acquired, unrealized gain/loss on trading securities, and loss on sale of vessel. Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share  is included herein because we believe it assists our management and investors by increasing the comparability of the Company’s fundamental performance from period to period  by excluding the potentially disparate effects between periods  of gain / loss in derivatives, amortization of deferred revenues from above or below market time charters acquired and unrealized loss on trading securities, which items may significantly affect results of operations between periods.

 Adjusted Net Income/(loss) and Adjusted Net Income/(loss) per share do not represent and should not be considered as an alternative to net income/(loss) or earnings/(loss) per share, as determined by U.S. GAAP, The Company’s definition of Adjusted Net Income/(loss) and Adjusted Net Income /(loss) per share may not be the same as that used by other companies in the shipping or other industries

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 4 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 15,855 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  November 08, 2012

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President